UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

Commission file number

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

BSB Bank & Trust Company 401(k) Savings Plan

Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office:

BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, NY 13901.

BSB BANK & TRUST COMPANY

401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

BSB Bank & Trust Company 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BSB Bank and Trust Company 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As further discussed in note 6, in connection with the pending merger of BSB Bancorp, Inc. (the holding company for BSB Bank & Trust Company) with and into Partners Trust Financial Group, Inc. and its wholly owned subsidiary, SBU Bank (the Merger), the Plan will be merged with and into the SBU Bank Incentive Savings Plan subsequent to the effective date of the Merger.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

Albany, New York

April 30, 2004

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Assets:
Cash and cash equivalents	$173,067	33,329

Investments, at fair value:
Mutual funds	12,831,763	10,504,497
Common stock	3,583,362	1,637,730
Loans to participants	656,978	611,094

Net assets available for benefits	$17,245,170	12,786,650

See accompanying notes to financial statements.

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (deductions) to net assets attributed to:

Investment income:
Net appreciation (depreciation) in fair value of investments	$3,576,561	(2,077,476)
Dividends on common stock	88,515	75,257
Interest income on loans to participants	30,073	34,968

	3,695,149	(1,967,251)

Contributions:
Employee	1,342,287	1,294,115
Employer	463,131	423,594

	1,805,418	1,717,709

Net additions (deductions)	5,500,567	(249,542)

Deductions from assets attributed to:
Benefits and withdrawals paid to participants	(1,042,047)	(1,131,421)

Net additions (deductions)	4,458,520	(1,380,963)
Net assets available for benefits, beginning of year	12,786,650	14,167,613

Net assets available for benefits, end of year	$17,245,170	12,786,650

See accompanying notes to financial statements.

(Continued)

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The following description of the BSB Bank & Trust Company 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time salaried employees of the BSB Bank & Trust Company (the Company). Effective June 1, 2001, any full-time salaried employee is eligible to participate in the Plan on the first payroll period of the month following the date of hire. The Plan was established on April 1, 1986, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants may contribute not less than 1% nor greater than 100% of their compensation (as defined), up to a maximum of $12,000 per year on a before-tax basis for the 2003 Plan year.

The Company contributes 100% of the participant’s contribution up to 2% of the participant’s compensation and 50% of the participant’s compensation up to the next 2% of the participant’s compensation.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings or less actual losses thereon. Vesting in Company contributions and earnings or losses thereon is based on years of continuous service. Participants vest 33% annually and are 100% vested after three years of credited service.

(e)	Forfeitures

The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. Forfeitures may be used to reduce the Company’s future contributions. During 2003, forfeitures of approximately $9,000 were used to reduce Company contributions. The balance in the unused forfeiture account was approximately $4,000 at December 31, 2003.

(f)	Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or upon retirement he or she may receive installments over a period not to exceed 20 years.

(Continued)

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(g)	Loans to Participants

The Plan includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contributions or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of a comparable term Treasury note plus 1% as of the origination date of the loan. Principal and interest are paid ratably through payroll deductions. The range of interest rates on loans outstanding at December 31, 2003 was 2.5% to 8.75%.

(h)	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. See note 6 for information regarding an announced merger of the holding company of BSB Bank & Trust Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value, as determined by RSGroup Trust Company. Mutual funds are valued based upon the market value of each fund’s underlying securities. BSB Bancorp, Inc. and RSGroup common stock are valued at their quoted market price. Participant loans are valued at their unpaid principal balance, which is estimated to approximate fair value. Purchases and sales of securities are recorded on a trade date basis.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

(d)	Income Recognition

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments. The net appreciation (depreciation) in the RSI Retirement Trust Funds and RSGroup Trust Funds includes interest, dividends, and realized and unrealized gains and losses.

(e)	Administrative Expenses

The Company is responsible for all administrative costs of the Plan, which approximated $33,000 and $39,000 for the plan years ended December 31, 2003 and 2002, respectively.

(Continued)

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g)	Risk and Uncertainties

The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate, credit and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(3)	Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated September 24, 2001, from the Internal Revenue Service and the Plan Administrator believes that the Plan continues to qualify and to operate as designed.

(Continued)

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Investments

Investments are held within various mutual funds maintained by RSGroup Trust Company and within a BSB Common Stock Fund also held by RSGroup Trust Company.

Participants in the Plan have the right to determine the allocation of their accounts among various investment alternatives offered.

The following table presents the fair value of the Plan’s investments as of December 31, 2003 and 2002:

Description of investment	2003		2002
Investments in mutual funds managed by RSI Retirement
Trust or RSGroup Trust Company:
Core Equity Fund	$2,254,667	*	2,027,078	*
Value Equity Fund	1,785,862	*	1,519,479	*
Conservative Asset Allocation	157,481		126,385
Moderate Asset Allocation	406,767		280,424
Aggressive Asset Allocation	412,373		294,404
Stable Value Fund	2,302,541	*	2,469,825	*

	7,319,691		6,717,595

Investments in other mutual funds:
Alger MidCap Growth Fund	960,067	*	587,141	*
Janus Advisor Growth Fund	515,769		394,044
Neuberger & Berman Genesis Trust Fund	1,157,104	*	691,057	*
SSGA S&P 500 Index Fund	1,203,686	*	692,144	*
PIMCO Total Return Fund	1,675,446	*	1,422,516	*

	5,512,072		3,786,902

Total investments in mutual funds	$12,831,763		10,504,497

Investments in common stock:
BSB Bancorp, Inc.	$3,579,846	*	1,632,682	*
Retirement System Group, Inc.	3,516		5,048

	$3,583,362		1,637,730

*	Denotes an investment that represents 5% or more of the Plan’s net assets at December 31, 2003 or 2002, respectively.

During 2003 and 2002, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought and sold, as well as held during the year) as follows:

	2003	2002
Mutual funds	$1,921,295	(1,885,033)
Common stock	1,655,266	(192,443)

	$3,576,561	(2,077,476)

(Continued)

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust and RSGroup Trust Company and common stock in Retirement System Group, Inc. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group, Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds and common stock represented approximately 42% and 53% of the Plan’s net assets available for benefits at December 31, 2003 and 2002, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of BSB Bancorp, Inc. (BSB) common stock. BSB is the holding company for the Company and, therefore, these transactions qualify as party-in-interest transactions. The investment in BSB common stock represented approximately 21% and 13% of the Plan’s net assets available for benefits at December 31, 2003 and 2002, respectively.

(6)	Subsequent Event

On December 24, 2003, BSB Bancorp, Inc. (the holding company for BSB Bank & Trust Company) announced a definitive agreement providing for the merger of BSB Bancorp, Inc. with and into Partners Trust Financial Group, Inc. and its wholly owned subsidiary, SBU Bank (the merger). During April 2004, it was determined that in connection with the merger, the Plan will be merged with and into the SBU Bank Incentive Savings Plan in late 2004. From the date of the merger of the holding companies, until the date of the merger of the plans, participant contributions will be made to the SBU Bank Incentive Savings Plan. Management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code and, therefore, is not subject to federal income taxes.

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

BSB BANK & TRUST COMPANY

401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets Held at End of Year

December 31, 2003

Identity of issue	Description of investment	Shares/Units	Current Value
*RSI Retirement Trust	Core Equity Fund	29,173	$2,254,667
*RSI Retirement Trust	Value Equity Fund	21,055	1,785,862
*RSGroup Trust Company	Conservative Asset Allocation Fund	12,937	157,481
*RSGroup Trust Company	Moderate Asset Allocation Fund	35,006	406,767
*RSGroup Trust Company	Aggressive Asset Allocation Fund	36,931	412,373
*RSGroup Trust Company	Stable Value Fund	72,411	2,302,541
*RSGroup Trust Company	Fed Prime Obligations Fund	173,067	173,067
Alger	MidCap Growth Fund	62,832	960,067
Janus	Advisor Growth Fund	26,049	515,769
Neuberger & Berman	Genesis Trust Fund	31,248	1,157,104
SSGA	S&P 500 Index Fund	65,560	1,203,686
PIMCO	Total Return Fund	156,438	1,675,446
BSB Bancorp, Inc.	Common Stock	90,627	3,579,846
*Retirement System Group, Inc.	Common Stock	1,010	3,516
Loans to participants	Interest rates from 2.5% to 8.75%	**	656,978

			$17,245,170

*	Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.
**	Not applicable.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BSB Bank & Trust Company
401(k) Savings Plan

Date: June 25, 2004	By:	/s/ Roy W. Brock
Roy W. Brock
Senior Vice President – Human Resources

Exhibit Index

23.1	Consent of KPMG LLP